UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1 .Name and Address of Reporting Person* Gruber & McBaine Capital Management, LLC		2. Issuer Name and Ticker or Trading Symbol Zindart Ltd.						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director X 10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) 50 Osgood Place, Penthouse		3. IRS Identification Number of Reporting Person, if an entity (voluntary)				4. Statement for Month/Day/Year March 26, 2003
(Street) San Francisco, California 94133						5. If Amendment, Date of Original (Month/Day/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person X Form filed by More than One Reporting Person See Note 1
(City) (State) (Zip)		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	2.A. Deemed Execution Date, if any (Month/ Day/Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	3/26/03		P		9,000	A	3.20	714,700 See Note 4	I	See Note 5
Common Stock	3/26/03		P		1,000	A	3.20	121,300 See Note 2	D

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3.A. Deemed Execution Date, if any (Month/ Day/Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Following Reported Transaction(s)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) This form is filed by Gruber & McBaine Capital Management, LLC ("GMCM"), a limited liability company that is an investment adviser for client accounts and a general partner of investment limited partnerships; Jon D. Gruber ("Gruber") and J. Patterson McBaine ("McBaine"), who are managers, members and portfolio mangers of GMCM; and Eric B Swergold ("Swergold"), who is a member and portfolio manager of GMCM.

(2) By McBaine.

(3) By Gruber.

(4) This total is the number of shares beneficially owned after the transactions reported in accounts and investment partnerships in which the reporting persons have some pecuniary interest; the total excludes shares held in other client accounts managed by GMCM in which the reporting persons have no pecuniary interest.

(5) By GMCM, as an investment adviser for client accounts and a general partner of investment partnerships, and by Gruber and McBaine as managers, members and portfolio managers of GMCM, and by Swergold as a member and portfolio manager of GMCM. GMCM, Gruber, McBaine and Swergold have pecuniary interest in those client accounts and partnerships that in the aggregate represent less than the total number of shares shown in Items 4 and 5. Each such reporting person disclaims beneficial ownership of the securities with respect to which indirect beneficial ownership is reported, except to the extent of that reporting persons pro rata pecuniary interest therein.

GRUBER & MCBAINE CAPITAL MANAGEMENT, LLC

By: /s/ J. Patterson McBaine     March 28, 2003

J. Patterson McBaine, Manager Date

**Signature of Reporting Person **

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Joint Filer Information

Name: Jon D. Gruber

Address: 50 Osgood Place, Penthouse, San Francisco, California 94133

Designated Filer: Gruber & McBaine Capital Management, LLC

Issuer and Ticker Symbol: Zindart (ZNDT)

Statement for Month/Day/Year: March 28, 2003

Signature: /s/ Jon D. Gruber

Name: J. Patterson McBaine

Address: 50 Osgood Place, Penthouse, San Francisco, California 94133

Designated Filer: Gruber & McBaine Capital Management, LLC

Issuer and Ticker Symbol: Zindart (ZNDT)

Statement for Month/Day/Year: March 28, 2003

Signature: /s/ J. Patterson McBaine

Name: Eric B. Swergold

Address: 50 Osgood Place, Penthouse, San Francisco, California 94133

Designated Filer: Gruber & McBaine Capital Management, LLC

Issuer and Ticker Symbol: Zindart (ZNDT)

Statement for Month/Day/Year: March 28, 2003

Signature: /s/ Eric B. Swergold